Imperial Petroleum Inc.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

December 13, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Timothy S. Levenberg

Re:	Imperial Petroleum Inc.
Acceleration Request for Registration Statement on Form F-3
File No. 333-268663

Dear Mr. Levenberg,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Imperial Petroleum Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated to December 15, 2022, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Finn Murphy at (212) 459-7257.

If you have any questions regarding this request, please contact Finn Murphy at (212) 459-7257.

Very truly yours,

Imperial Petroleum Inc.

By:	/s/ Harry Vafias
Name: Harry Vafias
Title: Chief Executive Officer and Director

cc:	Finn Murphy, Goodwin Procter LLP